Globalview Advisors

Financial Valuation and Advisory Services

Valuation of Certain Assets of

Xeme Biopharma, Inc.

As of March 17, 2020

Report Prepared for

R2T Biopharma, Inc.

Xeme Biopharma, Inc.

June 2, 2020

CONFIDENTIAL

19900 MacArthur Boulevard, Suite 810 Irvine, California 92612 T: 949.475.2800 F: 949.475.2580 www.globalviewadvisors.com

June 2, 2020

Mr. Gongjin Choi
Secretary
Xeme Biopharma, Inc.
7 Deer Park Drive, Suite M-1

Manmouth Junction
NJ 08852

Dear Mr. Choi:

We have conducted a valuation of the certain assets of Xeme Biopharma, Inc. (“Subject Assets”) acquired by R2T Biopharma, Inc. (hereinafter referred to as “R2T”) on March 17, 2020. On March 17, 2020 (the valuation date), R2T completed the purchase of Xeme Biopharma, Inc. (“Xeme” or the “Company”) for approximately $500,000 in a stock acquisition. This report presents our valuation analysis.

Our valuation was conducted to serve as a basis for allocation of the purchase price to the various classes of assets acquired in accordance with FASB Accounting Standards Codification (“ASC”) 805.

The definition of value to be used in this study for financial reporting will be Fair Value, which is defined by FASB Accounting Standards Codification, “Fair Value Measurements and Disclosures” (ASC 820) as:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” (FASB ASC 820)

For purposes of performing our analysis, the management of R2T and Xeme (“Management”) provided us with financial data and other records and documents pertaining to the business and assets of Xeme. This information has been accepted as a proper representation of Xeme’s status and condition. In addition, discussions were held with the Management, the history and nature of the Company, economic and competitive prospects, markets served and other relevant factors.

The analysis contained in this report is intended to comply with Uniform Standards of Professional Appraisal Practice (“USPAP”).

Business Description

It is our understanding that on November 7, 2019, R2T Biopharma, Inc. (“R2T”) acquired 25,000,000 common shares of Xeme Biopharma, Inc. for $500,000.

Xeme is a clinical stage biotechnology company dedicated to the development of innovative Therapeutic Cancer Vaccines (TCV) and other active immuno-oncology products. Xeme is developing proprietary vaccine based immunotherapies for cancer through its novel, nanotechnology enabled and patent-protected Aggregon® platform. Pre-clinical proof of concept and two Phase I clinical trials (Phase Ia and Phase Ib) were successfully completed in follicular lymphoma (OncoquestTM-L). These clinical trials showed no systemic toxicity, a strong anti-cancer immune response and preliminary efficacy with only minor reactions at the site of injection. Based on these results, XEME is currently seeking investments to continue its clinical program and expand its intellectual property: A. Complete the ongoing Phase I CLL trial; B. Complete a Phase II trial in Follicular lymphoma; C. Initiate a Phase I / II clinical trial in Ovarian Cancer; D. Complete a pre-clinical study in an animal model of colorectal cancer and initiate a Phase I / II clinical trial in patients with metastatic Colorectal Cancer; E. Complete research and development for a Prostate Cancer vaccine and F. Generate new intellectual property.

Aggregon® is an autologous personalized TCV containing the patient’s total tumor cell extract along with the immuno-stimulatory cytokine, Interleukin-2 (IL-2) and synthetic lipid nanovesicles. The technology consists of assembling two or more pharmaceutically active entities, one of which (for example, IL-2) is capable of aggregating, coalescing and fusing phospholipid nano-vesicles in a rapid, controlled process that does not require any chemical reaction or expensive manufacturing outlay (Boni et al., Biochem Biophys Acta, 2001, 151: 127). The resulting microbe-sized multilamellar coalescent vesicle (MLCV) is loaded with IL-2 for slow and sustained release (low toxicity) and more importantly expresses this cytokine at the surface for proper binding to the IL-2 receptors on tumor killer cells (CTL or NK cells). The MLCV product (Oncolipin) is ready for clinical development stage for intra-tumoral in situ vaccination in competition with Amgen’s oncolytic virus (T-Vec).

The MLCV can be further developed into an Aggregon® by adding tumor cell antigens (either the totality of tumor cell antigens or individually identified, extracted or synthetic peptides), at the beginning of the Aggregon® assembly process. The extracted antigens found in the tumor cell lysate contains both the known and unknown tumor antigens as well as normal proteins, some of which are co-stimulatory factors essential for optimal antigen presentation. An Aggregon® is thus a lipo-protein microscopic structure that captures the antigenic diversity of the tumor, a surrogate “cancer cell-like” entity; Upon administration, the vaccine is able to function as a slow release delivery system for IL-2. Additionally, the antigens and IL-2 incorporated in its structure can simultaneously engage the antigen receptor (TCR) and IL-2 receptor (IL-2R) respectively on tumor killer cells (CTL and NK) and dendritic cells (DC). All these cells are involved in anti-tumor immune defense. This leads to optimal stimulation of both antigen presenting dendritic cells (DC) and the effector killer cell arm of the immune system. The focused and sustained presentation and delivery of total antigenic repertoire along with IL-2 ensures optimal recruitment & expansion of T cells and long lived immune responses.

Further, this nanotechnology-enabled drug delivery modality can also be used as a platform technology to deliver a variety of drugs and biologically active molecules (cytokines, adjuvants, Toll-receptor ligands, membrane associated molecules, DNA, siRNA etc.).

Valuation Methodologies

Overview of Valuation Methodologies

To arrive at our estimates of the fair value of the Assets, we considered the three generally accepted approaches to valuation, which are commonly referred to as the:

●	Income Approach

●	Market Approach

●	Cost Approach

Within each approach to value, different methodologies exist to estimate fair value. A brief overview of each approach, as well as a discussion of specific methodologies for each approach follows.

Income Approach

The income approach is based on the premise that the value of an asset can be estimated based on the present value of the future earnings available for distribution to the owner(s) of that asset. A commonly used income approach for the valuation of operating business entities and certain individual assets is the discounted cash flow (DCF) method. The DCF method involves forecasting future cash flows and then discounting the cash flows to their present value using a discount rate that is appropriate for the cash flows. This discount rate should account for the time value of money (including inflation) and the risk inherent in ownership of the asset being valued. Variations of the DCF method that are often used for the valuation of intangible assets are described below:

●	Multi-Period Excess Earnings Method. The Multi-Period Excess Earnings method (MPEEM) is a specific application of the DCF method. This method determines the value of an intangible asset as the present value of any residual net income attributable to the subject intangible asset over its remaining economic life. Since the subject intangible asset will generally earn income through interaction with other tangible and intangible assets, the contributions to income of those other assets must be removed.

●	Relief from Royalty Method. The principle behind the relief-from-royalty method is that the value of an intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the asset as opposed to paying a third party for its use. Royalty rates used in the application of the relief-from-royalty method typically reflect rates paid in market transactions.

●	With-and-Without Method. Using the “with-and-without method”, the value of an asset is estimated based on the difference in the value of business enterprise cash flows “with” and “without” that asset. Valuation practitioners may determine the business enterprise cash flows under both scenarios with the income, market, or cost approach. However, valuation practitioners most often apply the with-and-without method using the income approach.

Tax Amortization Benefit

The value of an intangible asset under the income approach reflects expected future after-tax net income from the asset. This income arises from both operating cash flows and, in many cases, tax savings. Under tax law, the ability to amortize the value of an asset for tax reporting purposes provides a tax shield that reduces taxable income and, hence, tax expenses of the acquirer. Given this, the value of any tax amortization benefit associated with tax amortization of the value of the asset should be added to the value of the “operating cash flows” to reach a conclusion of value.

The tax amortization benefit is included in the value of an intangible asset regardless of the transaction structure for the acquisition. The value of intangible assets acquired in taxable acquisitions (acquisitions of assets or of the equity of a flow through entity such as a subchapter S corporation) are valued similar to those acquired in a non-taxable transaction (acquisitions of the stock of a subchapter C corporation). The tax amortization benefit should be included when an income approach is used to value an asset. While there is divergence in practice, there is increasing acceptance that the cost approach should reflect pre-tax costs associated with developing an asset. In some instances, the tax amortization benefit is included under the cost approach when costs are converted to an after-tax basis. A specific adjustment to include a tax amortization benefit is not needed under the market approach. The observed market prices of any guideline or comparable assets will already reflect the potential tax benefits associated with the assets.

Market Approach

In the market approach, recent sales of guideline or comparable assets are analyzed. Adjustments are applied to those market observations to recognize differences in characteristics between the subject assets and the guideline assets to develop a value estimate for the subject asset. Use of this approach is infrequently observed for many intangible assets. Normally, intangible assets are more commonly transferred as part of an entire business rather than being sold or offered for sale on an individual basis.

Cost Approach

The cost approach is based upon the concept of replacement cost as an indicator of value. This approach is premised on the assumption that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced or recreated (i.e., buy vs. build an asset). The cost approach establishes value based on the cost of reproducing or replacing the property, less depreciation from physical deterioration (for tangible assets), functional and economic obsolescence (for intangible and tangible assets).

Asset Remaining Useful Life Considerations

Asset lifing considerations are an important element in the valuation of intangible assets. For the income approach, asset lifing factors will establish the period over which future cash flows are expected. For the cost approach, asset lifing factors will help determine the obsolescence adjustment required in determining the fair value of an asset valued using this approach.

Per FASB Standards, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. FASB guidance provides that the useful life of an intangible asset to an entity shall be based on an analysis of all pertinent factors including:

●	The expected use of the asset by the entity.

●	The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate.

●	Any legal, regulatory or contractual provisions that may limit the useful life.

●	Any legal, regulatory or contractual provisions that enable renewal or extension of the actual life of the asset’s legal or contractual life without substantial cost.

●	The effects of obsolescence, demand, competition and other economic factors.

●	The level of maintenance expenditures required to support the expected future cash flows from the asset.

If there are no factors that limit the useful life of an intangible asset to the reporting entity, then the useful life of the asset may be considered to be indefinite and not subject to amortization for financial reporting purposes. We estimated useful lives for the various appraised intangible assets based on discussions with Management and consideration of the transaction documents and other possible factors.

Valuation Assumptions

Prospective Financial Information

Management provided projections of future income statements and capital expenditures for Xeme. Management’s projections are included in the exhibits to this report.

As a part of our procedures, we assessed whether Management’s projections are reasonably representative of a market participant perspective. Confirming that projections reflect a market participant perspective is an important step in developing reasonable estimates of the fair values of the acquired assets.

We assessed the reasonableness of Management’s projections by:

●	Interviewing Management regarding the outlook for the industry and the Xeme;

●	Considering Management’s projections against the economic and industry environment in which Xeme operates, and the outlook for entities engaged in the same line of business as Xeme;

●	Analyzing and comparing the financial projections to the Company’s historical results and financial ratios; and

●	Assessing the transaction rationale for the acquisition of Xeme and whether the expected benefits from the acquisition of the Company are reasonably consistent with those expected by other market participants.

As noted, we assessed the projections to confirm whether they appropriately included any market participant synergies that could reasonably be expected. Typical synergies observed include revenue and cost synergies. Other synergies can potentially include cost of capital and tax synergies among others. Our procedures included efforts to confirm there were no buyer specific synergies that market participants would not reasonably expect to achieve.

Internal Rate of Return

The IRR of an acquisition is the discount rate at which the present value of the future cash flows of the acquired entity is equal to the indicated payment for the invested capital in operations of the acquired entity. Using Management’s projections and the implied total invested capital value derived from the purchase consideration paid and any applicable interest bearing debt, we calculated an IRR for the transaction. The IRR is compared to the estimated WACC for the acquired entity to develop an assessment of the reasonableness of projected income statements and, possibly, the purchase consideration paid.

Absent evidence to the contrary, the consideration exchanged in a transaction between unrelated parties is often believed to represent a reasonable approximation of the fair value of the target. The release of ASC 820 and clarification of the “exit price” as the basis for fair value estimates increases the need to confirm the purchase price for an entity reflects a market participant perspective. Considerations include the motivations and status of the seller and the number of potential market participant buyers and their motivations.

Weighted Average Cost of Capital

The Weighted Average Cost of Capital (“WACC”) provides a measure of an entity’s overall risk by weighing its costs of debt and equity by the percentage of each capital component in an entity’s estimated target capital structure. Arithmetically, the formula for calculating the WACC is:

where:

KD	=	Cost of Debt

KE	=	Cost of Equity

D	=	Estimated Fair Value of Debt

E	=	Estimated Fair Value of Equity

V	=	Fair Value of Total Invested Capital (D + E)

t	=	Estimated Tax Rate

Cost of Debt

The market participant cost of debt was estimated based on the average yield to maturity, as of the Acquisition Date, of seasoned corporate bonds rated “BBB” by Standard & Poor’s

Cost of Equity

The cost of equity was calculated based on the application of the Capital Asset Pricing Model (CAPM). The CAPM measures the return required by investors, given an entity’s risk profile. The model is expressed arithmetically by the following equation:

Ke = (rf + (β × rpm) + rps + α)

where:

	ke	=Required rate of return for equity

	rf	=Risk-Free Rate. The risk-free rate is the rate of return available in the market on an investment free of default risk.

The selected risk-free rate of return represents the average yield to maturity as of the Acquisition Date of U.S. Treasury bonds with maturities near 20 years as reported in the Federal Reserve Statistical Release.

	β	=Levered Equity Beta. Beta is a measure of systematic risk, which represents the covariance of the expected rate of return on the subject company with the rate of return on the market.

Beta is estimated from the unlevered equity betas of guideline companies selected on their nature of operations and financial characteristics, which have been determined by comparing their monthly stock returns to those of the S&P 500 for the 60-month period preceding the Acquisition Date. Beta is relevered using a market participant based marginal tax rate and estimated target capital structure. The estimated target capital structure reflects a market participant expectation for the mix of debt and equity capital expected for the target business operations.

rpm	=Market Equity Risk Premium. The extra return that the overall stock market must provide over the risk-free rate to compensate investors for market risk. As future returns on equity securities are riskier than Treasury securities, investors require a greater return from equity securities.

The market equity risk premium can be calculated in a variety of ways. One common approach is by taking large-company stock returns and subtracting from the risk-free rate of return over the 50-year period preceding the Acquisition Date. The long-term return from publicly traded large company stocks is represented by the arithmetic average of the annual total returns from stocks that composed the S&P 500 market index after adjusting for the inflation in the market price to earnings ratio. The long-term, risk-free rate of return is represented by the arithmetic average of the annual income returns from long-term government bonds, measured using a one-bond portfolio with a maturity near 20 years. We estimated the equity risk premium at 6.17 percent based on Duff & Phelps 2020 Valuation Guide.

rpp	=Small Stock Premium. The small stock premium accounts for the additional risk inherent in the returns of small company stocks.

Small stock premiums are calculated by taking the long-term average returns for stocks that have been stratified into size deciles based on market capitalization and subtracting from the decile returns the long-term rate of return of large company stocks.

α	=Company-Specific Risk Premium. This premium accounts for the additional risk specific to an investment in a specific company. This risk premium can reflect incremental risks associated with customer concentrations, lack of management depth, and reliance on a limited supplier base or a variety of other factors.

Based on the above factors, the required rate of return on equity was calculated. The specific inputs and key considerations for certain assumptions are included in the appropriate Exhibit of this report.

WACC

The estimated proportion of debt and equity financing is an important component of the WACC calculation. We used a market participant based mix of debt and equity capital. This capital structure was based upon an analysis of the guideline companies’ capital structures as well as factors specific to the target operations as of the Valuation Date.

Using the market participant based estimates for the cost of debt and equity capital and capital structure, a market participant based weighted average cost of capital for Xeme was calculated.

Weighted Average Return on Assets

The weighted average return on assets (“WARA”) is calculated as the sum of the weighted average of the estimated required rates of return for all operating assets of an acquired entity. These operating assets include monetary assets (debt-free working capital), tangible assets, and intangible assets used by a business, weighted by each asset’s proportionate share of the total value of the operating business enterprise (where “business enterprise” means the combined value of debt and equity investment in the subject entity). The WARA is used to check the reasonableness of the discount rates used to compute contributory asset charges in the MPEEM and the overall reasonableness of the total purchase price allocation.

The WARA also requires an estimate of a return associated with any residual balance of goodwill. This return on goodwill figure is typically a “plug figure” which is evaluated for reasonableness. Factors for assessing the reasonableness of the return on goodwill include the size of the residual goodwill balance and perceptions of the mix of items included in the residual goodwill balance and their relative risk (i.e., risk of developing future technologies and/or obtaining future customers as examples). Where goodwill balances are very low, assessment of the return on goodwill can sometimes be challenging.

Contributory Asset Charges

Closely aligned with the concept of the WARA is the concept of contributory asset charges (“CACs”). CACs are a key element in applying the MPEEM to estimate the fair value of an intangible asset. In the MPEEM, the net income attributable to a specific intangible asset is isolated by identifying and deducting portions of the net income that are attributable to other required or contributory assets. Stated another way, the subject intangible asset may need to use other assets to produce the net income associated with the subject intangible asset. By deducting the returns on and, for certain assets, the return of the investment in other operating assets, the net income related to the subject intangible asset can be isolated. This “residual” income associated with a specific intangible asset is then discounted to present value at an appropriate rate of return to estimate the fair value.

CACs are typically presented as a percentage of revenues. CACs are calculated as the product of the required rate of return on the specific asset and the value of the asset. We then calculated CACs as a percentage of total the Company’s revenue to apportion the CACs to specific assets based on their relative revenue contribution to the business.

Reconciliation of the WACC, WARA and IRR

American Institute of Certified Public Accountants (AICPA) guidance suggests that there is a presumptive requirement for the approximate equivalency of three elements of a purchase price allocation valuation: (1) the internal rate of return (“IRR”) implied by the purchase consideration and the projections, (2) the market participant based weighted average cost of capital (“WACC”) for XEME, and (3) the weighted average return on assets (“WARA”). To check the reasonableness of our fair value estimates, we assessed the relationships of the WACC, WARA and IRR.

The IRR and WACC for the Company reasonably reconcile. Based on this relationship and our assessment of the outlook for the Company considering its historical performance and the economic, industry, and competitive environment, we concluded that Management’s projections are representative of a market participant perspective.

Valuation of Intangible Assets

Based on our discussions with the Management, we identified and valued in process research and development as an intangible asset in accordance with ASC 805 requirements.

Technology

Based on discussions with the management of R2T and Xeme concerning existing products, current research and development efforts, and in accordance with the guidelines of ASC 985 and ASC 730 addressing the identification and valuation of intangible assets, as well as its classification as developed technology and technology under development, we concluded that Xeme includes in the process research and development (“IPR&D”) as of the date of value.

The valuation of the technology was based on the income approach discounting the projected cash flows associated with those under development over their expected life.

Projections

Revenue projections were developed based on information provided by the Management and reflect the portion of projected product revenue attributable to IPR&D. For the purpose of the valuation, expenses were based on margins identified in Xeme’s projections which were developed by Company management. To test the reasonableness of the projections, a review was performed by Globalview which covered the underlying business plan. As a result, it was concluded the core assumptions utilized in the valuation are sound. The projections related to Xeme and Aggregon are shown in Exhibits B.

Requisite Return

Requisite annual returns in dollars were computed for each asset classification calculated as a percentage of revenue. These assets included working capital, tangible assets and the assembled workforce1. The calculation of the requisite return percentage shown in Exhibit C. The technology related debt-free net income stream was then reduced by the requisite asset percentage of revenue.

Present Value Analysis

The debt-free net income was then reduced to present value at a discount rate equal to weighted average cost of capital plus 0.5% for IPR&D.

Based upon the preceding methodologies, the fair value of Aggregon technology is concluded to be $470,000.

Attached to this report as Exhibit C is the valuation analysis of the technology of Xeme.

Valuation of Tangible Assets

Management have indicated that the Waters HPLC system and Spectrophotometer are the equipment that has material values as most of the acquired equipment are 10 years or older with negligible disposable value. Based on discussions with Management, the fair value of the personal property was estimated to be $30,000.

[1]	While not considered a separable asset under ASC 805, the assembled workforce was valued for the requisite return analysis. See Exhibit B.6b for the valuation of the assembled workforce.

Conclusion

Based on the information and analysis summarized in this report, it is our opinion that the fair values of the tangible and intangible assets of the Company as of March 17, 2020 are reasonably stated as follows:

Asset Category	Fair Value	Total Useful Life
In Process Research and Development	$470,000	10 to 15 Years
PP&E	$30,000	N/A

This opinion of value is contingent upon the terms and conditions attached to the accompanying report.

It is our pleasure to be of service to you on this engagement. Please do not hesitate to call me or Brian Lee at (949) 475-2800 with any questions or comments.

Very truly yours,

Globalview Advisors, LLC

Index of Exhibits
Xeme Biopharma, Inc.
Valuation of Intangible Assets as of March 17, 2020

List of Exhibits	Exhibit	Valuation Method	Method Rationale

Summary of Values and Balance Sheet	A	NA
Valuation of Technology	B	MPEEM	Primary Asset
Cost of Capital Analysis	C	NA

Exhibit A.2
Xeme Biopharma, Inc.
Valuation of Intangible Assets as of March 17, 2020
Comparative Balance Sheet ($)

Fair Value
ASSETS
Current Assets
Inventory (3)	—
Accounts Receivable	—
Total Current Assets	—

Property and Equipment (3)	30,000

Intangible Assets
IPR&D	470,000
Goodwill (1)	—
Total Intangible Assets	470,000

TOTAL ASSETS	500,000
LIABILITIES & EQUITY
Liabilities
Total Current Liabilities	—

Total Liabilities	—

Total Equity (2)	500,000
TOTAL LIABILITIES & EQUITY	500,000

Notes:

(1)	Potential bargin purchase. No goodwill recorded.
(2)	Fair value based on purchase consideration of $500,000.
(3)	Per Management.

Based on the purchase agreement, the inventory can’t be sold separately. The inventory also has been reformulated for Aggregon technology purposes.

Exhibit A.1
Xeme Biopharma, Inc.
Summary of Certain Asset Values as of March 17, 2020

Intangible Asset Category (2)	Fair Value ($)	Estimated Suggested Life

IPR&D - Aggregon (1)	$470,000	10 to 15 Years

Tangible Asset Category	Fair Value ($)

PP&E (3)	$30,000	N/A

Notes:

(1)	See Exhibit C.
(2)	Other intangible assets considered but not valued are trade name and non-compete agreements.

The fair value of these intangible assets were considered to be de minimis.

Inventory formulated to Aggregon technology is included as part of the IPR&D value.

(3)	See Exhibit E.

Exhibit A.2
Xeme Biopharma, Inc.
Valuation of Intangible Assets as of March 17, 2020
Weighted Average Return on Assets (WARA) Analysis
(in USD)

WARA Schedule Used Only for Valuation Purposes

		With TAB in Intangible Assets				Without TAB in Intangible Assets
Asset		Fair Value	Required Asset Return	Weighting Factor	Weighted Average Return	Fair Value	Required Asset Return	Weighting Factor	Weighted Average Return

(1)	Net Working Capital	$—	5.3%	0.0%	0.0%	$—	5.3%	0.0%	0.0%
(2)	Fixed Assets	30,000	8.9%	6.0%	0.5%	30,000	8.9%	6.0%	0.5%
	Other Assets	—	8.9%	0.0%	0.0%	—	8.9%	0.0%	0.0%
(3)	Intangible Assets:
	IPR&D	470,000	21.8%	94.0%	20.4%	422,370	21.8%	84.5%	18.4%
	Trade Name	Deminimis	21.8%	N/A	N/A	Deminimis	21.8%	N/A	N/A
	Non-Competition Agreement	Deminimis	21.8%	N/A	N/A	Deminimis	21.8%	N/A	N/A
(4)	Goodwill and Other Residual Assets	—	N/A	N/A	N/A	47,630	23.0%	9.5%	2.2%
	Estimated Payment for Business Operations	$500,000		100.0%	21.0%	$500,000		100%	21.1%

(5)	Estimated Payment for Business Operations	$500,000

(6)	Discount / Return Rate Reconciliation:
	Weighted Average Rate of Return (WARA)				21.0%				21.1%
	Weighted Average Cost of Capital (WACC)				21.5%				21.5%
	Transaction IRR - GVA				21.5%				21.5%

Notes:

(1)	Represents estimated amount of normalized working capital required to support business operations.

Any non-operating items were excluded from the purchase consideration for WARA purposes.

(2)	Based on fair value of personal property per Management.
(3)	Intangible asset values as appraised.
(4)	Residual goodwill balance excluding identifiable assets.

Balance reflects normalization adjustments and may differ from amount actually booked.

(5)	Transaction consideration adjusted to eliminate any non-operating items. See subsequent Exhibit.
(6)	WARA, WACC and IRR calculated on subsequent Exhibits.

Exhibit B.1
Xeme Biopharma, Inc.
Valuation as of March 17, 2020
Internal Rate of Return

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22	Year 23

Debt-Free Cash Flow Attributable to IPR&D		$(3,028.5)	$(3,426.7)	$(2,544.9)	$(23,187.6)	$(22,490.2)	$(16,460.2)	$(14,433.2)	$87,002.5	$106,010.2	$113,801.9	$125,342.2	$135,383.9	$142,858.2	$147,750.3	$151,023.7	$154,044.2	$124,564.0	$70,811.1	$35,405.6	$17,702.8	$8,851.4	$4,425.7	$2,212.8

Number of Months		12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
Partial Period Adjustment		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Adjusted After-Tax Cash Flows		(3,028.5)	(3,426.7)	(2,544.9)	(23,187.6)	(22,490.2)	(16,460.2)	(14,433.2)	87,002.5	106,010.2	113,801.9	125,342.2	135,383.9	142,858.2	147,750.3	151,023.7	154,044.2	124,564.0	70,811.1	35,405.6	17,702.8	8,851.4	4,425.7	2,212.8
Discount Period		0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50	19.50	20.50	21.50	22.50

Mid-Year After-Tax Present Value Factor @ (1)	21.5%	0.91	0.75	0.62	0.51	0.42	0.34	0.28	0.23	0.19	0.16	0.13	0.11	0.09	0.07	0.06	0.05	0.04	0.03	0.03	0.02	0.02	0.02	0.01

Present Value of Cash Flows		$(2,748.0)	$(2,560.2)	$(1,565.6)	$(11,745.3)	$(9,380.1)	$(5,652.6)	$(4,081.1)	$20,255.8	$20,322.1	$17,962.8	$16,290.1	$14,487.6	$12,587.4	$10,719.2	$9,021.5	$7,576.8	$5,044.7	$2,361.3	$972.1	$400.2	$164.8	$67.8	$27.9

Sum of Present Values		100,529.1
Multiply: Cumulative Probability of Technical Success (2)		0.5%
Indicated Fair Value of Total Enterprise in Business Operations		502.6

Indicated Fair Value ot Total Enterprise in Business Operations, Rounded		$500.00

Notes:

(1)	Internal rate of return based on the purchase price and the projections.
(2)	Estimated probability of subject compound completing FDA approval.

Exhibit B.2 Xeme Biopharma, Inc. Projected Cash Flows as of March 17, 2020 Internal Rate of Return

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22	Year 23
Total Revenue (1)		$200.0	$200.0	$—	$—	$—	$—	$—	$300,474.2	$463,290.7	$512,821.9	$564,104.1	$606,411.9	$636,732.5	$655,834.4	$668,951.1	$682,330.2	$511,747.6	$255,873.8	$127,936.9	$63,968.5	$31,984.2	$15,992.1	$7,996.1
Growth, %		n.a.	0%	NMF	NMF	NMF	NMF	NMF	NMF	54%	11%	10%	8%	5%	3%	2%	2%	-25%	-50%	-50%	-50%	-50%	-50%	-50%

Operating Expenses		3,228.5	3,626.7	2,544.9	23,187.6	22,490.2	16,460.2	14,433.2	191,630.2	301,843.9	348,366.1	383,202.7	411,942.9	432,540.1	445,516.3	454,426.6	463,515.2	347,636.4	173,818.2	86,909.1	43,454.5	21,727.3	10,863.6	5,431.8

EBIT Attributable to IPR&D		(3,028.5)	(3,426.7)	(2,544.9)	(23,187.6)	(22,490.2)	(16,460.2)	(14,433.2)	108,843.9	161,446.8	164,455.8	180,901.3	194,468.9	204,192.4	210,318.1	214,524.5	218,815.0	164,111.2	82,055.6	41,027.8	20,513.9	10,257.0	5,128.5	2,564.2
Provision for Tax (2)	29.3%	—	—	—	—	—	—	—	6,817.7	47,295.9	48,177.3	52,995.0	56,969.7	59,818.2	61,612.7	62,845.0	64,101.9	48,076.4	24,038.2	12,019.1	6,009.5	3,004.8	1,502.4	751.2
Debt-Free Net Income		(3,028.5)	(3,426.7)	(2,544.9)	(23,187.6)	(22,490.2)	(16,460.2)	(14,433.2)	102,026.2	114,151.0	116,278.4	127,906.3	137,499.3	144,374.2	148,705.4	151,679.6	154,713.1	116,034.9	58,017.4	29,008.7	14,504.4	7,252.2	3,626.1	1,813.0
Change in Working Capital (3)	5.0%	—	—	—	—	—	—	—	15,023.7	8,140.8	2,476.6	2,564.1	2,115.4	1,516.0	955.1	655.8	669.0	(8,529.1)	(12,793.7)	(6,396.8)	(3,198.4)	(1,599.2)	(799.6)	(399.8)

Debt-Free Cash Flow Attributable to IPR&D		$(3,028.5)	$(3,426.7)	$(2,544.9)	$(23,187.6)	$(22,490.2)	$(16,460.2)	$(14,433.2)	$87,002.5	$106,010.2	$113,801.9	$125,342.2	$135,383.9	$142,858.2	$147,750.3	$151,023.7	$154,044.2	$124,564.0	$70,811.1	$35,405.6	$17,702.8	$8,851.4	$4,425.7	$2,212.8

Cumulative NOL		$(3,028.5)	$(6,455.2)	$(9,000.0)	$(32,187.6)	$(54,677.9)	$(71,138.1)	$(85,571.3)	$—
NOL Utilization		$—	$—	$—	$—	$—	$—	$—	$85,571.3

Notes:

(1)	Per Management. Revenue reduced in the later period as patents expire and due to increasing drug from the generic competitors.

(2)	Applicable corporate tax rate.

(3)	See subsequent exhibit.

Exhibit B.3 Xeme Biopharma, Inc. Valuation of IPR&D - Aggregon as of March 17, 2020 Multiperiod Excess Earnings Method ($Thousands)

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22	Year 23

Revenue								100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Operating Expenses								63.8%	65.2%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%	67.9%

EBIT Attributable to IPR&D								36.2%	34.8%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%	32.1%
Provision for Tax								2.3%	10.2%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%	9.4%
Debt-Free Net Income								34.0%	24.6%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%
Less: Return on Requisite Assets								3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

Debt-Free Cash Flow Attributable to IPR&D								30.9%	21.6%	19.6%	19.6%	19.6%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%	19.5%

Exhibit B.4 Xeme Biopharma, Inc. Valuation of Certain Assets of Xeme Biopharma, Inc. as of March 17, 2020 Listing of and Assessment of Assets Considered

	Present	Value
Intangible Asset (1)	at Target?	Ascribed	Comments

Marketing-related intangibles

a. Trademarks, trade names, service marks, collective marks, certification marks	Yes	No	No trade name assigned as of the Valuation Date as the technology is in the early stage of development and the brand is not well known in the target market.
b. Trade dress	No	N/A	N/A
c. Newspaper mastheads	No	N/A	N/A
d. Internet domain names	No	No	Any domain name value is included in the trade name value.
e. Non-competition agreements	Yes	No	The non-compete signee has low probability of competition.

Customer-related intangibles
a. Customer lists	No	No	N/A
b. Order or production backlog	No	No	N/A
c. Customer relationships	No	No	N/A

Artistic-related intangibles
a. Plays, operas, ballets	No	N/A	No artistic intangibles at acquired firm.
b. Books, magazines, newspapers, other literary works	No	N/A	No artistic intangibles at acquired firm.
c. Musical works such as compositions, song lyrics, advertising jingles	No	N/A	No artistic intangibles at acquired firm.
d. Pictures, photographs	No	N/A	No artistic intangibles at acquired firm.
e. Video and audiovisual material, including movies, music videos, tv p	No	N/A	No artistic intangibles at acquired firm.

Contract-based intangibles:
a. Licensing, royalty, standstill agreements	No	No	N/A

b. Advertising, construction, management, service or supply contracts	No	No	N/A

c. Lease agreements	Yes	No	Immaterial amount and at market rate.
d. Construction permits	No	N/A	N/A
e. Franchise agreements	No	N/A	N/A
f. Operating and broadcast rights	No	N/A	N/A
g. Servicing contracts such as mortgage servicing contracts	No	N/A	N/A
h. Employment contracts	Yes	N/A	N/A
i. Use rights such as drilling, water, air, timber cutting, and route authorities	No	N/A	N/A

Technology-based intangibles:

a. Patented technology	Yes	Yes	The Company has IPR&D as the R&D activity is to develop the new technology, Aggregon.

b. Computer software and mask works	No	No	N/A
c. Unpatented technology	No	No	N/A
d. Databases, including title plants	No	N/A	N/A
e. Trade secrets, such as secret formulas, processes, recipes	No	No	No material trade secrets noted.

Notes:

(1)	Intangible asset identification based on discussions with Management, review of transaction related documents and industry research.

Exhibit B.5 Xeme Biopharma, Inc. Valuation of Certain Assets of Xeme Biopharma, Inc. as of March 17, 2020 Listing of and Assessment of Non-Operating Assets

Potential Non-Operating Item (1)	Present at Target?	Value Ascribed	Comments

Non-Operating Assets

Excess Working Capital	No	No	N/A
Excess or Non-Operating Fixed Assets	No	No	None reported. All assets reportedly used in operations.

Tax Amortization Benefits from This Acquisition	No	No	Stock transaction.

Non-Operating Liabilities
Deficit of Working Capital	No	No	N/A
Contingent Liabilities	No	No	No contingent liabilities noted.

Notes:

(1)	Identification based on discussions with Management, review of transaction related documents and industry research.

Exhibit C.1
Xeme Biopharma, Inc.
Valuation of IPR&D - Aggregon as of March 17, 2020
Multiperiod Excess Earnings Method ($Thousands)

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22	Year 23

Debt-Free Cash Flow Attributable to IPR&D		$(3,028.5)	$(3,426.7)	$(2,544.9)	$(23,187.6)	$(22,490.2)	$(16,460.2)	$(14,433.2)	$92,811.1	$99,889.8	$100,433.0	$110,409.5	$118,617.0	$124,469.4	$128,203.5	$130,767.5	$133,382.9	$100,037.2	$50,018.6	$25,009.3	$12,504.6	$6,252.3	$3,126.2	$1,563.1

Number of Months		12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00	12.00
Partial Period Adjustment		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Adjusted After-Tax Cash Flows		(3,028.5)	(3,426.7)	(2,544.9)	(23,187.6)	(22,490.2)	(16,460.2)	(14,433.2)	92,811.1	99,889.8	100,433.0	110,409.5	118,617.0	124,469.4	128,203.5	130,767.5	133,382.9	100,037.2	50,018.6	25,009.3	12,504.6	6,252.3	3,126.2	1,563.1
Discount Period		0.50	1.50	2.50	3.50	4.50	5.50	6.50	7.50	8.50	9.50	10.50	11.50	12.50	13.50	14.50	15.50	16.50	17.50	18.50	19.50	20.50	21.50	22.50

Mid-Year After-Tax Present Value Factor @ (1)	21.8%	0.91	0.74	0.61	0.50	0.41	0.34	0.28	0.23	0.19	0.15	0.13	0.10	0.09	0.07	0.06	0.05	0.04	0.03	0.03	0.02	0.02	0.01	0.01

Present Value of Cash Flows		$(2,744.7)	$(2,550.8)	$(1,555.9)	$(11,644.3)	$(9,276.5)	$(5,576.4)	$(4,016.2)	$21,212.1	$18,751.5	$15,485.4	$13,982.4	$12,338.3	$10,634.1	$8,996.4	$7,537.0	$6,314.4	$3,889.8	$1,597.4	$656.0	$269.4	$110.6	$45.4	$18.7

Sum of Present Values		84,474.0
Plus: Tax Amortization Benefit (2)		8,754.4
Indicated Asset Value Before Risk Adjustment		93,228.4
Multiply: Probability of Technical Success (3)		0.5%
Indicated Asset Value		466.1

Concluded Asset Value (rounded)		$470.0

Notes:

(1)	Weighted average cost of capital plus incremental risk premium for an intangible asset.
(2)	Based on a 15-year straight-line amortization schedule, a corporate tax rate; discounted to present.
(3)	Estimated probability of subject compound completing FDA approval.

Exhibit C.2
Xeme Biopharma, Inc.
Valuation of IPR&D - Aggregon as of March 17, 2020
Multiperiod Excess Earnings Method ($Thousands)

		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Year 14	Year 15	Year 16	Year 17	Year 18	Year 19	Year 20	Year 21	Year 22	Year 23

Revenue Attributable to IPR&D (1)		$200.0	$200.0	$—	$—	$—	$—	$—	$300,474.2	$463,290.7	$512,821.9	$564,104.1	$606,411.9	$636,732.5	$655,834.4	$668,951.1	$682,330.2	$511,747.6	$255,873.8	$127,936.9	$63,968.5	$31,984.2	$15,992.1	$7,996.1

Operating Expenses (2)		3,228.5	3,626.7	2,544.9	23,187.6	22,490.2	16,460.2	14,433.2	191,630.2	301,843.9	348,366.1	383,202.7	411,942.9	432,540.1	445,516.3	454,426.6	463,515.2	347,636.4	173,818.2	86,909.1	43,454.5	21,727.3	10,863.6	5,431.8

EBIT Attributable to IPR&D		(3,028.5)	(3,426.7)	(2,544.9)	(23,187.6)	(22,490.2)	(16,460.2)	(14,433.2)	108,843.9	161,446.8	164,455.8	180,901.3	194,468.9	204,192.4	210,318.1	214,524.5	218,815.0	164,111.2	82,055.6	41,027.8	20,513.9	10,257.0	5,128.5	2,564.2
Provision for Tax (3)	29%								6,817.7	47,295.9	48,177.3	52,995.0	56,969.7	59,818.2	61,612.7	62,845.0	64,101.9	48,076.4	24,038.2	12,019.1	6,009.5	3,004.8	1,502.4	751.2
Debt-Free Net Income		(3,028.5)	(3,426.7)	(2,544.9)	(23,187.6)	(22,490.2)	(16,460.2)	(14,433.2)	102,026.2	114,151.0	116,278.4	127,906.3	137,499.3	144,374.2	148,705.4	151,679.6	154,713.1	116,034.9	58,017.4	29,008.7	14,504.4	7,252.2	3,626.1	1,813.0
Less: Return on Requisite Assets (4)		—	—	—	—	—	—	—	9,215.1	14,261.2	15,845.4	17,496.8	18,882.3	19,904.8	20,502.0	20,912.0	21,330.3	15,997.7	7,998.8	3,999.4	1,999.7	999.9	499.9	250.0

Debt-Free Cash Flow Attributable to IPR&D		$(3,028.5)	$(3,426.7)	$(2,544.9)	$(23,187.6)	$(22,490.2)	$(16,460.2)	$(14,433.2)	$92,811.1	$99,889.8	$100,433.0	$110,409.5	$118,617.0	$124,469.4	$128,203.5	$130,767.5	$133,382.9	$100,037.2	$50,018.6	$25,009.3	$12,504.6	$6,252.3	$3,126.2	$1,563.1

Notes:

(1)	Per Management.
(2)	A full burden of R&D is applied.
(3)	Applicable corporate tax rate.
(4)	See subsequent exhibit.

Exhibit C.3
Xeme Biopharma, Inc.
Valuation of Technology as of October 2, 2018
Normalized Analysis of Requisite Return on Assets

		Required Return Calculation
Asset Classification		Mix (5)	Rate	Tax Effect (1-T)	Combined	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13

Revenue						300,474	463,291	512,822	564,104	606,412	636,732
Growth							54%	11%	10%	8%	5%
Normal Working Capital (1)
As a % of Revenue	5.0%					15,024	23,165	25,641	28,205	30,321	31,837
Debt (2)		90.0%	5.00%	70.7%	3.2%
Equity (3)		10.0%	21.50%	100.0%	2.2%

Required Return					5.3%	801	1,235	1,367	1,504	1,617	1,697
As a % of Revenue						0.3%	0.3%	0.3%	0.3%	0.3%	0.3%

Tangible Assets
Tangible Assets (1)	25.0%					75,119	115,823	128,205	141,026	151,603	159,183
Debt (2)		70.0%	5.00%	70.7%	2.5%
Equity (3)		30.0%	21.50%	100.0%	6.5%

Required Return					8.9%	6,704	10,337	11,442	12,586	13,530	14,207
As a % of Revenue						2.2%	2.2%	2.2%	2.2%	2.2%	2.2%

Identified Intangible Assets
# of Employees						199	307	339	373	401	421
Value of Workforce per Employee (4)						40	41	42	42	43	44
Workforce						7,954	12,509	14,123	15,846	17,375	18,608

Required Return					21.5%	1,710	2,689	3,036	3,407	3,736	4,001

Total Return on Requisite Assets						9,215	14,261	15,845	17,497	18,882	19,905
As a % of Revenue						3.1%	3.1%	3.1%	3.1%	3.1%	3.1%

Notes:

(1)	Based on guiideline public companies at mature state.

(2)	Based on higher debt allocation and debt rate of return.

(3)	Based on equity allocation and equity rate of return.

(4)	See subsequent exhibit for the worforce requirement for the companies at profitable state.

(5)	Based on usual and customary methods of financing.

Exhibit C.4
Quantum Data, Inc.
Valuation of Workforce as of April 15, 2016 (1)
Requisite Return Analysis

		Obtaining Candidates (2)		Interviewing Candidates (3)			Hiring Candidates (4)		Training New Hires (5)
Job Category	Number	Travel	Advertising/ Search Fees	Total Number of Hours Interviewed	Number of Candidates per Position	Fully Burdened Hourly Salary of Interviewer	Signing Bonus	Relocation Expense	Average Annual Fully Burdened Salary	Number of Months Until 100% Productive

Assembled Workforce	1	$1,000	$1,000	8	3	$150	$—	$—	$266,639	3

Totals	1	$1,000	$1,000			$3,600	$—	$—		$33,330

Total Cost		38,930

Concluded Fair Value of Assembled Workforce		$40,000

Notes:

(1)	Valued and identified for requisite return computation. Combined with goodwill for financial reporting purposes.

(2)	Search Fees, estimated based on position and level, are based on information provided by management.

(3)	The interviewer salary includes a corporate burden rate.

(4)	Based on average of employee group.

(5)	Employees are expected to not be 100% effective during their initial period employed. Approximately 50% of the initial learning period is estimated to represent the total unproductive time.

Exhibit C.5

Xeme Biopharma, Inc.

Market Participant Pharmaceutical Company Working Capital, Fixed Asset Analysis and Estimated Average Salary Information

Analysis of Distributor Based Requisite Return on Assets - Early Stage

	First Quartile	Average	Median	Northwest Biotherapeutics, Inc.	ImmunoCellular Therapeutics, Ltd.	Caladrius Biosciences, Inc.	Onconova Therapeutics, Inc.	Plus Therapeutics, Inc.	Fate Therapeutics, Inc.	Mirati Therapeutics, Inc.	Inovio Pharmaceuticals, Inc.

Working Capital - Debt Free ($ Million)				(31)	3	20	15	17	201	376	64
Less: Cash ($ Million)				0	3	25	23	18	221	417	90
Plus: 25% of Opex ($ Million)				4	2	5	6	1	6	56	7
Total ($ Million)				(28)	2	0	(2)	0	(15)	15	(18)
LTM Revenue ($ Million)				2	—	—	2	7	11	3	4

As a % of Revenue	-136.2%	-227.0%	-93.2%	-1152.1%	NMF	NMF	-93.2%	6.2%	-136.2%	461.5%	-448.6%

PP&E, net ($ Million)				5	0	1	0	3	34	2	27
LTM Revenue ($ Million)				2	NMF	NMF	2	7	11	3	4

As a % of Revenue	42.3%	215.8%	71.2%	212.9%	NMF	NMF	2.3%	42.3%	320.0%	71.2%	645.8%

Number of Full Time Employees	15	70	23	17	4	27	18	12	178	111	190
LTM Operating Expenses ($Million)	11	43	21	16	6	20	22	5	24	225	27

Revenue per Employee ($ Million)	0.06	0.16	0.09	0.14	NMF	NMF	0.12	0.58	0.06	0.03	0.02

Operating Expenses per Employee ($ Million)	0.59	0.90	0.85	0.96	1.52	0.74	1.22	0.44	0.13	2.03	0.14

Source: Capital IQ

Exhibit C.5

Xeme Biopharma, Inc.

Market Participant Pharmaceutical Company Working Capital, Fixed Asset Analysis and Estimated Average Salary Information

Analysis of Distributor Based Requisite Return on Assets - Mature Stage

	First Quartile	Average	Median	Roche Holding AG	Celgene Corporation	Novus Holdings Limited	Bristol-Myers Squibb Company	Merck & Co., Inc.	Pfizer Inc.	AstraZeneca PLC	Eli Lilly and Company

Working Capital - Debt Free ($ Million)				9,468	11,021	79	14,529	9,110	11,970	(508)	3,577
Less: Cash ($ Million)				12,252	10,897	6	15,393	10,450	9,883	6,218	2,439
Plus: 2 months of Opex ($ Million)				4,427	1,168	7	1,791	3,107	3,689	2,794	1,937
Total ($ Million)				1,643	1,292	80	927	1,767	5,776	(3,932)	3,075
LTM Revenue ($ Million)				65,825	16,982	281	26,145	46,840	51,750	24,384	22,320

As a % of Revenue	3.3%	6.8%	5.7%	2.5%	7.6%	28.4%	3.5%	3.8%	11.2%	-16.1%	13.8%

PP&E, net ($ Million)				24,077	1,670	121	6,956	16,126	15,280	8,335	8,405
LTM Revenue ($ Million)				65,825	16,982	281	26,145	46,840	51,750	24,384	22,320

As a % of Revenue	28.8%	31.5%	34.3%	36.6%	9.8%	43.2%	26.6%	34.4%	29.5%	34.2%	37.7%

Number of Full Time Employees	19,426	50,310	52,113	97,735	8,852	2,364	30,000	71,000	88,300	70,600	33,625
LTM Operating Expenses ($Million)	8,862	14,162	14,164	26,509	6,997	40	10,726	18,605	22,087	16,729	11,599

Revenue per Employee ($ Million)	0.47	0.73	0.66	0.67	1.92	0.12	0.87	0.66	0.59	0.35	0.66

Operating Expenses per Employee ($ Million)	0.24	0.32	0.27	0.27	0.79	0.02	0.36	0.26	0.25	0.24	0.34

Source: Capital IQ

Exhibit D.1
Xeme Biopharma, Inc.
Cost of Capital Analysis as of March 17, 2020
Calculation of Weighted Average Cost of Capital

Average Cost of Capital = (Rd * Pd(1-T)) + (Re * Pe)

Where:

Rd = Cost of Debt

Pd = Percentage of Total Capital Comprised of Debt

Re = Cost of Equity

Pe = Percentage of Total Capital Comprised of Equity

T = Tax Rate

			Weighted Average Cost of Capital Computation
Rd =	5.00%	(1)	[Rd * Pd(1-T)]	+ [Re * Pe]
Pd =	0.00%	(2)	0.00%	21.50%
Re =	21.50%
Pe =	100.00%	(2)	Weighted Average Cost of Capital (rounded) =	21.50%
T =	29.30%	(3)

Notes:

(1) Moody’s Baa bond rate as of the Valuation Date.

(2) Median of guideline companies.

(3) Applicable tax rate for corporations.

Exhibit D.2
Xeme Biopharma, Inc.
Cost of Capital Analysis as of March 17, 2020
Calculation of Equity Discount Rate Utilizing Capital Asset Pricing Model

Re = Rf + B(Rm-Rf)+Small Stock Premium + Specific Risk

Risk free rate of return
= Long-term yield on U.S. government bonds	1.45%	(1)
Relevered Beta	1.96
Rm-Rf= Expected equity risk premium
= Total return on large company stocks - Income return on long-term government bonds	6.17%	(2)

Re (CAPM) =	13.54%

Small Stock Premium	8.02%	(3)
Specific Risk	0.00%	(4)

Re = Cost of Equity	21.56%

Rounded	21.50%

				Market Value
			Market Value	of Invested
	Long-Term	Liquidation Value	Common Stock	Capital	Levered	Debt as a	Market Equity	Unlevered
Comparable Companies (5)	Debt (Ms)	of Preferred Stock	(Ms)	(Ms)	Beta	% of MVIC	as a % of MVIC	Beta
Northwest Biotherapeutics, Inc.	18.0	—	129.2	147.3	1.31	12.3%	87.8%	1.19
ImmunoCellular Therapeutics, Ltd.	—	—	1.1	1.1	NMF	0.0%	100.0%	NMF
Caladrius Biosciences, Inc.	1.0	—	26.4	27.4	1.43	3.6%	96.4%	1.40
Onconova Therapeutics, Inc.	—	—	61.1	61.1	NMF	0.0%	100.0%	NMF
Plus Therapeutics, Inc.	12.0	—	6.8	18.7	0.82	63.9%	36.1%	0.37
Fate Therapeutics, Inc.	26.9	0.0	2,077.6	2,104.6	1.69	1.3%	98.7%	1.67
Mirati Therapeutics, Inc.	0.7	—	3,774.5	3,775.2	2.17	0.0%	100.0%	2.17
Inovio Pharmaceuticals, Inc.	99.5	—	927.3	1,026.9	2.22	9.7%	90.3%	2.06

		Upper Quartile			2.05			1.96
		Median				2.4%	97.6%
		Selected				0%	100%	1.96
Concluded Capital Structure & Levered Beta:
Unlevered Beta	1.96
Debt	0%
Equity	100%

Relevered Beta	1.96			Assumed Tax Rate		29.30%

Notes:

(1) “Rf” is the 20-Year Treasury Constant Maturity rate taken from the Federal Reserve Statistical Release published for the Valuation Date.

(2) “Rm - Rf”, equity risk premium, taken from “Stocks, Bonds, Bills, and Inflation 2018 Yearbook,” Duff and Phelps.

(3) Tenth decile small stock premium taken from “Stocks, Bonds, Bills, and Inflation 2018 Yearbook,” Duff and Phelps.

(4) Specific risk adjustment applied related to early development stage of Company.

(5) Financial data from Capital IQ.

Exhibit E
Xeme Biopharma, Inc.
Valuation of Certain Assets of Xeme Biopharma, Inc. as of March 17, 2020
Summary of PP&E Fair Value

PP&E	Fair Value ($)

Water HPLC System	$25,000
Spectrophotometer	5,000
Fair Value of PP&E (1, 2)	$30,000

Notes:

(1) Fair value based on discussions with Management.

(2) The equipment is mostly 10 years or older. Other equipment not listed here assumed to be obsolete and have negligible fair value based on the old age of the assets per Management.

Terms and Conditions

We provide our services in accordance with professional valuation standards.

Based on our professional standards, our compensation is not contingent upon our conclusions of value.

We assume all financial and other data provided to us will be accurate, and we will not verify their accuracy independently. Additionally, we do not assume any responsibility regarding matters of a legal nature, including title, compliance with all laws, contingent liabilities, and all other relevant legal matters.

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Certification

The undersigned hereby certify that to the best of our knowledge and belief:

Globalview Advisors LLC and we personally, have no present or prospective interest in the property that is the subject of this report and have no personal interest or bias with respect to the parties involved. Compensation for Globalview Advisors LLC is not contingent on any action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report. The reported analyses, opinions, and conclusions are limited only by the reported terms and conditions, and represent the unbiased professional analyses, opinions, and conclusions of Globalview Advisors LLC. The analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice.

Michael Haghighat, ASA

Brian Lee, ASA, CFA

Qualifications

Michael Haghighat, ASA

Managing Director

Michael is the Founder and Managing Director of Globalview Advisors LLC, which he established in 2002 in Irvine, California.

Michael has over 30 years of financial valuation and transaction advisory experience. He has rendered numerous valuations of businesses, intangible assets, and debt and equity instruments for financial and SEC reporting, corporate tax planning, mergers and acquisitions, gift and estate tax planning, litigation support, and restructuring and bankruptcy.

In addition, Michael has rendered fairness and solvency opinions in connection with various transactions, and has assisted buyers and sellers of businesses with merger and acquisition transactions.

Michael’s experience is international in scope and in addition to the U.S., includes the U.K., Australia, Belgium, Canada, China, France, Germany, Singapore, South Africa, and various other countries. His valuations have been used for financial and tax reporting in many of the above-mentioned countries. He has personally negotiated with the Internal Revenue Service, and the U.K. Inland Revenue on behalf of taxpayers. Michael has also testified as an expert witness on valuation matters in various judicial settings such as trial, deposition, and arbitration hearings.

Michael’s experience encompasses a variety of technology and software, healthcare and life sciences, and consumer and industrial products and services industries. Some of the industries served by him include aerospace, alternative energy, apparel, biotechnology, chemicals, education, energy, entertainment and media, environmental, financial services, furniture manufacturing, hardware and software, Internet-based businesses, medical devices, paper products, pharmaceuticals, semiconductor, telecommunications, and numerous others.

Prior to establishing Globalview Advisors, Michael was the Vice President and Managing Principal of the Financial Valuation Group of American Appraisal Associates, Inc. in Southern California where he re-established the firm’s presence. Before joining American Appraisal Associates, Inc. in 1996, he was a Partner and the Western Region Managing Director of the Financial Valuation Services Group of the accounting and consulting firm of BDO Seidman, LLP. Michael started his valuation career in 1983 with the CPA firm, Coopers & Lybrand, LLP (PricewaterhouseCoopers), where he was a Manager of the Valuation Services Group.

Michael received his MBA from Northrop University in California and his BS in Civil Engineering from Drexel University in Pennsylvania. He is an accredited senior Member of the American Society of Appraisers (ASA) in the business valuation discipline.

Qualifications

Brian Lee, ASA, CFA

Director

Brian is a Director in our Irvine office. He has over 15 years of valuation experience involving business enterprises, intangible assets, stock options, warrants, notes, and preferred securities for financial reporting, tax, transactions, and litigation purposes. Brian’s experience also includes providing fairness and solvency opinions in connection with various transactions and performing strategic planning analysis, lost earnings calculations, economic damage analysis, statistical analysis, and valuation of interests in corporations and general and limited partnerships.

Brian specializes in the valuation of loan portfolios, core deposit customer relationship intangible assets, time deposits, FHLB advances, trust preferred securities, subordinated debentures, indemnification assets, and other financial assets and liabilities of financial institutions. He has relevant experience in the following industries: apparel, banking, construction, E-commerce, engineering, healthcare, insurance, life science, limited and full service restaurants, logistics, manufacturing, retail, technology, and wholesale distribution. Prior to joining Globalview Advisors, Brian was a Senior Manager at Crowe Horwath, LLP, where he performed valuation analyses for both publicly traded and privately held companies. Previously, Brian was also employed with Duff & Phelps, LLC.

Brian received his BS in Finance from the California State University of Northridge. He is an accredited senior Member of the American Society of Appraisers (ASA) in the business valuation discipline and a Chartered Financial Analyst (CFA).